Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Neptune welcomes the opportunity to reconfirm the validity of its ‘348 Patent

LAVAL, Quebec, CANADA - December 22, 2011 - Neptune Technologies and Bioressources Inc. (Nasdaq: NEPT) (TSX-V: NTB) announces that on December 19, 2011, the United States Patent and Trademark Office (“USPTO”) granted a request by Aker BioMarine (“Aker”) for reexamination of Neptune’s U.S. Patent No. 8,030,348 (“’348 patent”). In a press release regarding the grant of the reexamination, Aker has again made statements that are designed to mislead the public about the reexamination process and about the original patent office examination that led to the issuance of the ‘348 patent on October 4, 2011.

Specifically, contrary to Aker’s press release, the mere grant of the request to reexamine Neptune’s ‘348 patent does not mean that the U.S. Patent & Trademark Office has confirmed that the patent should not have been granted. In fact, while the USPTO grants approximately 95% of all requests for reexamination, in a majority of cases, the USPTO confirms the validity of the claims in the patent or grants amended claims. In addition, Aker’s assertion that the ‘348 patent was “only granted because the USPTO was not provided with relevant prior art during its prosecution” is false.

Henri Harland, President and CEO of Neptune, stated: “Our ‘348 patent went through a rigorous examination in the USPTO, and all the relevant arguments presented by Aker in support of its reexamination request have already been considered by the USPTO. Neptune welcomes the opportunity to again vet the patentability of our claims before the USPTO as we are confident that the claims of the patent will be reconfirmed, notwithstanding Aker’s misleading characterization of the alleged prior art. Further, we note that in its press releases, Aker has not denied that it infringes the ‘348 patent. Therefore, we expect that at the conclusion of the litigation process, Aker, Schiff and all the other defendants will be found to have infringed one or more valid claims of Neptune’s ‘348 patent, and will be permanently enjoined from making, using, selling, and offering to sell in the United States krill oil products.”

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

Howard Group Contact:
Dave Burwell
(888) 221-0915
dave@howardgroupinc.com
www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.